UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Hiroshi Tachigami General Manager Marubeni Corporation 4-2 Ohtemachi 1-chome, Chiyoda-Ku Tokyo, 100-8088, Japan +81-3-3282-9779	Masayuki Sugiyama General Manager Mitsui O.S.K. Lines, Ltd. 1-1 Toranomon 2-chome, Minato-ku Tokyo 105-8688, Japan +81-3-3587-7406

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marubeni Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,512,836 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,102,578 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,836 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 4,102,578 Common Shares (as defined below) issued by the Company (as defined below) to Marubeni Offshore (as defined below) at the completion of the transactions contemplated by the Share Purchase Agreement (as defined below), the exercise of the Warrant (as defined below), the conversion of the 700,000 Class A Preferred Shares (as defined below) into Common Shares, and the transfer of all of the Common Shares held by Marubeni Offshore to JOWP (as defined below); and (ii) 410,258 Common Shares issued by the Company to MOL Offshore (as defined below) at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board of Directors of the Company (the “Board”), or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 4,102,578 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement, the exercise of the Warrant, and the conversion of the 700,000 Class A Preferred Shares into Common Shares.
(3)	Marubeni may be deemed to beneficially own 6,992,485 Common Shares that Scorpio Services Holding Limited, a corporation organized under the laws of the Republic of the Marshall Islands (“SSH”), has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. Marubeni disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 40,738,704 Common Shares outstanding as of June 21, 2022.

CUSIP No. Y2294C107	13D	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan Offshore Wind Power LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,512,836 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,102,578 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,836 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 4,102,578 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement, the exercise of the Warrant, the conversion of the 700,000 Class A Preferred Shares into Common Shares, and the transfer of all of the Common Shares held by Marubeni Offshore to JOWP; and (ii) 410,258 Common Shares issued by the Company to MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 4,102,578 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement, the exercise of the Warrant, and the conversion of the 700,000 Class A Preferred Shares into Common Shares.
(3)	Marubeni Offshore may be deemed to beneficially own 6,992,485 Common Shares that SSH has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. Marubeni Offshore disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 40,738,704 Common Shares outstanding as of June 21, 2022.

CUSIP No. Y2294C107	13D	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitsui O.S.K. Lines, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 410,258 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 410,258 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,258 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises the 410,258 Common Shares issued by the Company MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant.
(2)	The calculation of this percentage is based on an aggregate 40,738,704 Common Shares outstanding as of June 21, 2022.

CUSIP No. Y2294C107	13D	Page 7 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MOL Offshore Energy Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 410,258 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 410,258 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,258 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises the 410,258 Common Shares issued by the Company MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant.
(2)	The calculation of this percentage is based on an aggregate 40,738,704 Common Shares outstanding as of June 21, 2022.

This Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2021 (the “Initial 13D” and, as amended on November 12, 2021 by that certain Amendment No. 1 to the Schedule 13D, as further amended on May 16, 2022 by that certain Amendment No. 2 to the Schedule 13D, and as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Initial 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Initial 13D.

This Amendment No. 2 amends Items 2, 3, 4, 5, and 6 as set forth below:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

(a)-(c), (f)

This statement on Schedule 13D is being filed by:

(i)	Marubeni Corporation, a Japanese corporation (“Marubeni”). Marubeni’s business and principal office address is 4-2 Ohtemachi 1-chome, Chiyoda-Ku, Tokyo, 100-8088 Japan.

(ii)	Japan Offshore Wind Power LLC, a Japanese limited liability company (“JOWP”). JOWP’s business and principal office address is 4-2 Ohtemachi 1-chome, Chiyoda-Ku, Tokyo, 100-8088 Japan.

(iii)	Mitsui O.S.K. Lines, Ltd., a Japanese corporation (“MOL”). MOL’s business and principal office address is 1-1 Toranomon 2-chome, Minato-ku, Tokyo 105-8688, Japan.

(iv)	MOL Offshore Energy Limited, a private limited company organized under the laws of England and Wales (“MOL Offshore”). MOL Offshore’s business and principal office address is 3 Thomas More Square, London, United Kingdom, E1W 1WY.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to the Joint Filing Agreement as further described in Item 6 below.

The principal business of Marubeni is business investment, development and management on a global level. Marubeni is involved in the handling of products and provision of services in a broad range of sectors. These areas encompass importing and exporting, as well as transactions in the Japanese market, related to food materials, food products, textiles, materials, pulp and paper, chemicals, energy, metals and mineral resources, transportation machinery, and includes offshore trading. Marubeni’s activities also extend to power projects and infrastructure, plants and industrial machinery, finance, logistics and information industry, and real estate development and construction.

The principal business of JOWP is to invest and hold the investment in the Company.

MOL is a one of the world’s largest transport companies. The principal business of MOL is traditional shipping and developing social infrastructure to meet the evolving social needs, including environmental conversation, with innovative technology and services.

The principal business of MOL Offshore is to invest and hold the investment in the Company.

The identity, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers, directors and controlling persons of each Reporting Person is set forth on Schedule A hereto, which is incorporated herein by reference.

Page 8 of 18 Pages

(d), (e)

During the last five (5) years none of the Reporting Persons or, to the best of their knowledge, none of the other persons set forth on Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

As described in more detail in Item 6 below, as consideration for the sale by Marubeni Offshore Power Limited, a private limited company organized under the laws of England and Wales (“Marubeni Offshore”), INCJ SJ Investment Limited, a private limited company organized under the laws of England and Wales (“INCJ SJ”) and MOL Offshore of the entire share capital in Atlantis Investorco Limited to the Company pursuant to the Share Purchase Agreement, the Company:

(i)	at Completion (as defined in the Share Purchase Agreement), issued 3,150,000 Common Shares and 700,000 Class A convertible preferred shares, par value US$0.01 per share, of the Company (the “Class A Preferred Shares”) to Marubeni Offshore;

(ii)	at Completion, issued 385,000 Common Shares to MOL Offshore;

(iii)	at Completion, delivered the Warrant (as defined below) to Marubeni Offshore, INCJ SJ and MOL Offshore;

(iv)	at Completion, paid $12,000,000 in cash to the Reporting Persons, INCJ, Ltd., a Japanese corporation (“INCJ”) and INCJ SJ;

(v)	at Completion, issued redeemable notes in the aggregate principal amount of $74,000,000 to the Reporting Persons, INCJ and INCJ SJ;

(vi)	at Completion, assumed $299,000,000 of the net debt of Atlantis Investorco Limited and its subsidiaries;

(vii)	on November 11, 2021, issued 96,340 Common Shares to Marubeni Offshore pursuant to clause 6 of the Share Purchase Agreement and the exercise of the Warrant;

(viii)	on November 11, 2021, issued 9,634 Common Shares to MOL Offshore pursuant to clause 6 of the Share Purchase Agreement and the exercise of the Warrant;

(ix)	on November 11, 2021, issued 156,238 Common Shares to Marubeni Offshore pursuant to clause 7 of the Share Purchase Agreement; and

(x)	on November 11, 2021, issued 15,624 Common Shares to MOL Offshore pursuant to clause 7 of the Share Purchase Agreement.

On March 11, 2022, Marubeni Offshore and JOWP entered into that certain Share Purchase Agreement, pursuant to which Marubeni Offshore sold to JOWP, and JOWP purchased from Marubeni Offshore, all 4,102,578 of Marubeni Offshore’s Common Shares in the Company (the “JOWP SPA”). The Transfer Date (as defined in the JOWP SPA) was March 11, 2022, and the transfer was completed on June 1, 2022.

Page 9 of 18 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

As described in more detail in Item 6 below:

(i)	Marubeni Offshore and MOL Offshore received 3,535,000 Common Shares in the aggregate and the Warrant, and Marubeni and Marubeni Offshore received the 700,000 Class A Preferred Shares, in connection with their sale of the entire issued share capital in Atlantis Investorco Limited to the Company pursuant to the Share Purchase Agreement; and

(ii)	On November 11, 2021, Marubeni Offshore and MOL Offshore received an additional 277,836 Common Shares pursuant to (A) clause 6 of the Share Purchase Agreement and the exercise of the Warrant; and (B) clause 7 of the Share Purchase Agreement as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021.

(iii)	On December 21, 2021, Marubeni Offshore converted the 700,000 Class A Preferred Shares to Common Shares on a one-to-one basis.

(iv)	On March 11, 2022, Marubeni Offshore sold to JOWP, and JOWP purchased from Marubeni Offshore, all 4,102,578 of Marubeni Offshore’s Common Shares in the Company. The Transfer Date was March 11, 2022, and the transfer was completed on June 1, 2022.

In connection with the Completion, on August 12, 2021, the Company increased the size of the Board from eight to ten members and appointed Peter Niklai and Hiroshi Tachigami to serve as a Class C and Class A Directors respectively, effective as of the same date.

On May 12, 2022, Peter Niklai resigned from his position as a Class C Director, effective as of the same date.

Each Reporting Person intends to review its investment in the Company and the Company’s performance and market conditions periodically and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. In the future, each Reporting Person may take actions including, among other things, communication with members of management, the Board or other shareholders of or lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential financings, re-financings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Company or other corporate transactions, or otherwise working with management and the Board. Such actions could also include additional purchases of Common Shares and purchases of securities convertible or exchangeable into Common Shares, whether pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise. Any possible future purchases will depend on many factors, including the market price of Common Shares, the Company’s business and financial position, and general economic and market conditions. In addition, each Reporting Person may also determine to dispose of its Common Shares, in whole or in part, at any time and from time to time, subject to any legal or contractual limitations and other considerations, in each case, in open market or private transactions, block sales or otherwise. Any such decision would be based on such Reporting Person’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for Common Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to such Reporting Person.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Page 10 of 18 Pages

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

(a)

The calculation of percentages is based on an aggregate 40,738,704 Common Shares outstanding as of June 21, 2022.

As a result of the 3,150,000 Common Shares issued by the Company to Marubeni Offshore at Completion the 252,578 Common Shares issued by the Company to Marubeni Offshore on November 11, 2021, the 700,000 Class A Preferred Shares converted to Common Shares on a one-to-one basis, the arrangements entered into pursuant to the Shareholders’ Agreement, as well as the transfer of Marubeni Offshore’s Common Shares to JOWP, which are more fully described in Item 6, Marubeni and JOWP may be deemed to beneficially own in the aggregate 4,512,836 Common Shares, representing 10.1% of the Common Shares outstanding. Marubeni and JOWP may also be deemed to be members of a “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with SSH as a result of arrangements made pursuant to the Shareholders’ Agreement. Marubeni and JOWP disclaim any such membership with SSH.

As a result of the 385,000 Common Shares issued by the Company to MOL Offshore at Completion and the 25,258 Common Shares issued by the Company to MOL Offshore on November 11, 2021, MOL and MOL Offshore beneficially own in the aggregate 410,258 Common Shares, representing 1.0% of the Common Shares outstanding.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares.

(b)

Marubeni and JOWP may be deemed to share the power to vote or to direct the vote of 4,512,836 Common Shares in the aggregate as a result of arrangements made pursuant to the Shareholders’ Agreement.

Marubeni and JOWP share the power to dispose or direct the disposition of 4,102,578 Common Shares.

MOL and MOL Offshore share the power to vote or to direct the vote of 410,258 Common Shares, and share the power to dispose or to direct the disposition of 410,258 Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A to the Schedule 13D and incorporated herein by reference, has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

Share Purchase Agreement

Pursuant to the terms of the Share Purchase Agreement, by and among the Company, Marubeni, Marubeni Offshore, INCJ, INCJ SJ, MOL, MOL Offshore, Atlantis Investorco Limited, and Eneti, (Bermuda) Limited, dated as of August 5, 2021 (the “Share Purchase Agreement”), Marubeni Offshore, INCJ SJ and MOL Offshore agreed to sell all of entire share capital in Atlantis Investorco Limited to the Company for the consideration described in Item 3 of this Schedule 13D.

Page 11 of 18 Pages

The transactions contemplated by the Share Purchase Agreement closed on August 12, 2021 (the “Completion Date”) and, on such date, the Company, among other things:

(i)	issued 3,150,000 Common Shares and 700,000 Class A Preferred Shares to Marubeni Offshore;

(ii)	issued 385,000 Common Shares to MOL Offshore;

(iii)	delivered the Warrant (as defined below) to Marubeni Offshore, INCJ SJ and MOL Offshore;

With respect to the Class A Preferred Shares, Marubeni has agreed to use reasonable endeavors to convert the Class A Preferred Shares into Common Shares as soon as reasonably practicable following the Completion Date, provided that Marubeni shall not effect a conversion if such conversion is reasonably likely to result in Marubeni becoming the owner of 20% or more of the Common Shares then issued and outstanding (the “20% Threshold”) (giving effect to the potential subsequent exercise and receipt by Marubeni of Common Shares pursuant to the Warrant and/or the potential subsequent receipt of any additional Common Shares as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021, and after taking into account of any Common Shares that the Company has repurchased under any approved share repurchase plan following the Completion Date). Additionally, the Company has agreed to not repurchase any Common Shares if such repurchase would result in Marubeni crossing the 20% Threshold.

On November 11, 2021, the Company issued to the Reporting Persons 312,477 Common Shares, in the aggregate, pursuant to clause 7 of the Share Purchase Agreement as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021.

On December 21, 2021, the 700,000 Class A Preferred Shares were converted to Common Shares on a one-to-one basis.

Except with the prior written consent of the Company, the Reporting Persons have agreed to not transfer any Common Shares, beneficial ownership thereof or any other interest therein, prior to the expiration of the 180th day following the Completion Date (the “Lock-up Period”), except to another Reporting Person, their subsidiaries, and any holding company of any Reporting Person and any subsidiaries of such holding company. The Lock-up Period expired on February 8, 2022.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Shareholders’ Agreement

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, Marubeni, INCJ, MOL, the Company, and SSH entered into the Shareholders’ Agreement, dated as of August 12, 2021 (the “Shareholders’ Agreement”).

Pursuant to the Shareholders’ Agreement, for a period of seven years commencing on the Completion Date, as long as each of Marubeni and INCJ each beneficially own at least 2,500,000 Common Shares of the Company, each of Marubeni and INCJ has the right to designate one nominee for appointment or election to the Board of Directors of the Company. Either Marubeni or INCJ (but not both) has the right to transfer its right to designate one nominee for appointment or election to the Board of Directors of the Company to MOL such that MOL, instead of Marubeni or INCJ, will have the right to designate one nominee for appointment or election to the Board of Directors.

For a period of seven years commencing at the Completion Date, Marubeni, INCJ, MOL, and SSH have agreed to vote their Common Shares in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee (including the Marubeni and INCJ nominees to the Board of Directors of the Company); provided that the number of directors related to SSH or any of its affiliates does not exceed two directors at any given time. Additionally, each of Marubeni, INCJ, and MOL have agreed to vote their Common Shares in support of any increase in the authorized share capital of the Company as recommended by the Company’s Board of Directors, including a majority of the independent directors; provided that such shareholder is entitled pursuant to the Shareholders’ Agreement to nominate at least one director to the Board.

Page 12 of 18 Pages

Additionally, in the event that the Company issues additional shares of Common Stock or securities convertible into shares of Common Stock during the period commencing on the Completion Date and ending on the seven year anniversary of the Completion Date, the Company must offer to each Reporting Person the right to purchase its pro-rata portion of such additional shares equal to the greater of (i) the percentage determined by dividing (x) the number of shares of Common Shares held by such Reporting Person on a fully-diluted basis by (y) the number of shares of Common Shares of the Company outstanding on a fully diluted basis as of the Completion Date, and (ii) the percentage determined by dividing (x) the Consideration Shares held by such Reporting Person on a fully-diluted basis as of the Completion Date, by (y) the number of shares of Common Shares of the Company outstanding on a fully diluted basis as of the Completion Date.

On May 12, 2022, Marubeni, MOL, SSH, the Company and INCJ reached a mutual agreement whereby INCJ’s participation in the Shareholders’ Agreement was terminated, including INCJ’s right to designate one nominee for appointment or election to the Board of Directors of the Company, and INCJ is no longer subject to the voting obligations under the Shareholders’ Agreement. In connection with the termination, Peter Niklai resigned from his position as a Class C Director, effective as of the same date.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 99.2 to the Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, Marubeni Offshore, INCJ SJ, MOL Offshore, and the Company entered into the Registration Rights Agreement, dated as of August 12, 2021. Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to prepare and file with the SEC a registration statement on Form F-3 (the “Registration Statement”), as soon as practicable after the Completion Date, but in any event no later than 60 days prior to the expiration of the Lock-up Period, with respect to the resale of the Registrable Securities (as defined in the Registration Rights Agreement) of Marubeni Offshore, INCJ SJ and MOL Offshore. The Company has agreed to use commercially reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after filing.

The Registration Rights Agreement also provides Marubeni Offshore, INCJ SJ, and MOL Offshore with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Warrant

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, the Company delivered to Marubeni Offshore, INCJ SJ and MOL Offshore a warrant (the “Warrant”) to purchase additional Common Shares. On November 11, 2021, the Company issued to Marubeni Offshore, INCJ SJ and MOL Offshore 192,679 Common Shares, in the aggregate, pursuant to clause 6 of the Share Purchase Agreement and the exercise of the Warrant.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Page 13 of 18 Pages

Transfer of Marubeni Offshore’s Common Shares to JOWP

On March 11, 2022, Marubeni Offshore and JOWP entered into the JOWP SPA, pursuant to which Marubeni Offshore sold to JOWP, and JOWP purchased from Marubeni Offshore, all 4,102,578 of Marubeni Offshore’s Common Shares in the Company. The Transfer Date was March 11, 2022, and the transfer was completed on June 1, 2022.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit No.	Description
99.6	Joint Filing Agreement, dated as of July 5, 2022, by and among Marubeni Corporation, Japan Offshore Wind Power LLC, Mitsui O.S.K. Lines, Ltd., and MOL Offshore Energy Limited

⁎ Filed herewith.

Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2022

MARUBENI CORPORATION

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	General Manager Off-Shore Wind & Domestic Renewable Energy Dept.

JAPAN OFFSHORE WIND POWER LLC

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	Director

MITSUI O.S.K. LINES, LTD.

By:	/s/ Masayuki Sugiyama
Name:	Masayuki Sugiyama
Title:	General Manager, Wind Power Projects Units

MOL OFFSHORE ENERGY LIMITED

By:	/s/ Masayuki Sugiyama
Name:	Masayuki Sugiyama
Title:	Director

[Signature page to Amendment No. 3 to Schedule 13D]

Schedule A. Information Concerning Executive Officers and Directors

The section titled “Information Concerning Executive Officers and Directors of Marubeni Offshore” of Schedule A of the Schedule 13D is hereby replaced and Schedule A is supplemented, as follows:

Information Concerning Executive Officers and Directors of JOWP

Executive Officers
Name and Business Address	Present Position	Citizenship
N/A

Directors
Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Hiroshi Tachigami Tokyo Nihombashi Tower, 7-1, Nihonbashi 2-Chome, Chuo-Ku, Tokyo, Japan, 103-6060	Director	Japan